UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of October 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) announces that in September 2023 and October 2023, the Company entered into definitive agreements with certain existing Company shareholders (the “Investors”), including GTRIMG Investments Ltd. (“GTRIMG”), the Company’s controlling shareholder, relating to a private placement of the Company’s securities (the “Private Placement”), under the following terms:

A.	In an initial offering, to be consummated in one or more closings no later than the close of business on February 29, 2024, the Company offered to issue and sell to the Investors units of its securities for aggregate gross proceeds to the Company of up to $1.4 million (the “Initial Offering”), each unit comprised of (each, a “Unit” and, collectively, the “Units”) (i) one (1) ordinary share, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), and (ii) a warrant to purchase an additional one (1) Ordinary Share, exercisable until the second anniversary of the issuance of such warrant at a per share exercise price of $0.07, subject to adjustment (the “Warrant”), at a per Unit purchase price of $0.07 (the “Purchase Price”).

B.	In a subsequent offering, to be consummated in one or more closings no later than the close of business on May 31, 2024, the Company undertook to offer, issue and sell to the Investors additional Units for aggregate gross proceeds to the Company of up to an additional $1.4 million (the “Follow-on Offering”), at a price per Unit equal to the Purchase Price. The Follow-on Offering shall be closed by no later than the close of business on May 31, 2024, at which time the Follow-on Offering will terminate. In the event that the Company shall raise funds from other sources (including grants) prior to May 31, 2024, the Follow-on Offering (all or partially depending on the amount of funds raised) may be postponed to a later date to be determined with the consent of the Investors.

Under the definitive agreements entered into with Investors to date, such Investors undertook to invest an aggregate $1,535,000 in the Private Placement, of which $775,000 in the Initial Offering and $760,000 in the Follow-on Offering, for aggregate Units comprised of an aggregate 21,928,569 Ordinary Shares and warrants to purchase up to an aggregate 21,928,569 Ordinary Shares in respect of both offerings. To date, an aggregate of $475,000 has been raised in the Initial Offering.

Of such aggregate proceeds undertaken to be invested in the Private Placement, GTRIMG, the controlling shareholder of the Company, undertook to invest $600,000 in the Private Placement, in two equal tranches of $300,000 each in each offering, which is subject to the approval of the shareholders of the Company in accordance with Israeli law. The Company intends to present such matter for approval at the Company’s upcoming annual general meeting of shareholders to be held in 2023.

The Company expects to use the proceeds from the Private Placement to expand its operations and for general working capital.

The securities offered in the Private Placement have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state or other jurisdiction's securities laws and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions' securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2023	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

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